EXHIBIT 21(a)
SUBSIDIARIES OF DUSA PHARMACEUTICALS, INC.

1.	DUSA Pharmaceuticals New York, Inc., a New York corporation.

2.	Sirius Laboratories, Inc., formerly DUSA Acquisition Corp., a New Jersey corporation.